UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934*

                                  GARTNER, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.0005 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    366651107
        ---------------------------------------------------------------
                                 (CUSIP Number)

                              Silver Lake Partners
                           320 Park Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 981-5600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2003
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  366651107                            Page     2        of       8


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   1      NAME OF  REPORTING  PERSONS:  SILVER LAKE  PARTNERS,  L.P., a Delaware
          limited partnership. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|

                                                                        (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                  ----
       WITH             --------------------------------------------------------

                        8     SHARED VOTING POWER

                              45,684,345

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              ----

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              45,684,345

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              45,684,345

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              46.1%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                              PN

                                  SCHEDULE 13D

CUSIP No.  366651206                               Page     3        of       8

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   1      NAME OF REPORTING PERSONS:  SILVER LAKE INVESTORS, L.P., a Delaware
          limited partnership. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not Required.

-------------------------------------------------------------------------------=
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|

                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                  ----
       WITH             --------------------------------------------------------

                        8     SHARED VOTING POWER

                              45,684,345

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              ----

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              45,684,345

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              45,684,345

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              46.1%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*.

                              PN

                                  SCHEDULE 13D

CUSIP No.  366651206                            Page     4        of       8

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   1      NAME OF REPORTING PERSONS: SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a
          Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not Required

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|

                                                                        (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                  ----
       WITH             --------------------------------------------------------

                        8     SHARED VOTING POWER

                              45,684,345

                        --------------------------------------------------------

                        9     SOLE DISPOSITIVE POWER

                              ----

                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                              45,684,345

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              45,684,345

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              46.1%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                              OO

                                                  -----------------------------
                                                   Page     5        of       8
                                                  -----------------------------

          This Statement on Schedule 13D (the "Schedule 13D"), is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the entities identified on the cover pages to this Schedule 13D, relating to the Class A Common Stock, par value $.0005 per share (the "Common Stock"), of Gartner, Inc., a Delaware corporation ("Gartner").

Item 1. Security and Issuer.

          This Schedule 13D relates to the Common Stock of Gartner. Gartner's principal executive offices are at 56 Top Gallant Road, Stamford Connecticut 06904-2212.

Item 2. Identity and Background.

          (a) - (c) This statement is being filed jointly by Silver Lake Partners, L.P., a Delaware limited partnership, Silver Lake Investors, L.P., a Delaware limited partnership and Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (collectively, the "Silver Lake Entities"). The agreement among the Silver Lake Entities relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

          The Silver Lake Entities are an affiliated group of investment funds. The address of the principal business and principal office of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. is 320 Park Avenue, 33rd Floor, New York, New York 10022. The address of the principal business and principal office of Silver Lake Technology Investors, L.L.C. is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

          The sole general partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. is Silver Lake Technology Associates, L.L.C., a Delaware limited liability company ("Silver Lake Technology Associates"). Silver Lake Technology Associates is a private investment firm principally engaged in the business of investing through partnerships in technology and other companies. The address of the principal business and principal office of Silver Lake Technology Associates is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

          Messrs. James A. Davidson, Glenn H. Hutchins and David J. Roux and Integral Capital Partners SLP, LLC, a Delaware limited liability company, are the managing members of Silver Lake Technology Associates.

          The present principal occupation and employment of each of Messrs. Davidson and Roux is as managing members of Silver Lake Technology Management L.L.C., a Delaware limited liability company ("Silver Lake Technology Management"), a private investment firm that is the advisor to Silver Lake Partners, L.P. and Silver Lake Investors, L.P. The business address of each of Messrs. Davidson and Roux is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. Mr. Hutchins' present principal occupation or employment is as an officer of Silver Lake New York, Inc., an affiliate of Silver Lake Technology Management. The business address of Mr. Hutchins is 320 Park Avenue, 33rd Floor, New York, New York 10022. Messrs. Davidson, Hutchins and Roux are United States citizens.

                                                  -----------------------------
                                                   Page     6        of       8
                                                  -----------------------------

          Integral Capital Partners SLP, LLC is a private investment firm principally engaged in the business of investing through partnerships in technology and other companies. The address of the principal business and principal office of Integral Capital Partners SLP, LLC is 2750 Sand Hill Road, Menlo Park, California 94025.

          The senior members of Silver Lake Technology Investors, L.L.C. are Messrs. Davidson, Hutchins, Roux and Roger M. McNamee. Mr. McNamee is a United States citizen. Mr. McNamee's present principal occupation and employment is as managing member of various private investment firms known as Integral Capital Partners, including Integral Capital Partners NBT, LLC, a Delaware limited liability company. The business address of Mr. McNamee is 2750 Sand Hill Road, Menlo Park, California 94025.

          (d) - (e) During the last five years, none of the Silver Lake Entities nor, to the best knowledge of the Silver Lake Entities, any of the persons named in this Section 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) The citizenship of each managing member or senior member, as the case may be, of the general partner or managing member, as the case may be, of the Silver Lake Entities is set forth above in clause (a) - (c) of this Section 2.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to a Securities Purchase Agreement among Gartner, the Silver Lake Entities, Integral Capital Partners IV, L.P. and Integral Capital Partners IV MS Side Fund, L.P., dated March 21, 2000 (the "Purchase Agreement"), the Silver Lake Entities, Integral Capital Partners IV, L.P. and Integral Capital Partners IV MS Side Fund, L.P. purchased 6.0% Convertible Junior Subordinated Promissory Notes Due 2005 of Gartner ("Notes") having an aggregate principal amount at date of issuance of $300,000,000. Beginning April 17, 2003, the Notes are convertible into shares of Common Stock at a conversion price of $7.45 per share.

Item 4. Purpose of Transaction.

          (a) - (i) Not applicable.

          (j) The Silver Lake Entities intend to review on a continuing basis their investment in Gartner. The Silver Lake Entities may decide to increase or decrease their investment in Gartner depending upon the price and availability of Gartner's securities, subsequent developments affecting Gartner, Gartner's business and prospects, other investment and business opportunities available to the Silver Lake Entities, general stock market and economic conditions, tax considerations and other factors.

          Other than as described above, the Silver Lake Entities currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) - (j) of Schedule 13D (although the Silver Lake Entities reserve the right to develop such plans).

                                                  -----------------------------
                                                   Page     7        of       8
                                                  -----------------------------


Item 5. Interest in Securities of the Issuer.

          (a) - (b) As a result of the convertibility of the Notes, the Silver Lake Entities may be deemed to be the beneficial owners of approximately 45,684,345 shares of Common Stock (the "Subject Shares"). Based upon information contained in the Annual Proxy Statement on Schedule 14A filed by Gartner with the Securities and Exchange Commission (the "SEC") on January 17, 2003, the Subject Shares, when issued, would constitute approximately 46.1% of the issued and outstanding shares of Common Stock and approximately 35.5% of the total issued and outstanding shares of the Common Stock and the Class B Common Stock, par value $.0005, of Gartner, on a combined basis.

          By virtue of the convertibility of the Notes, each of the Silver Lake Entities and each of their general partners or managing members, as the case may be, may be deemed to be the beneficial owner of the Subject Shares. However, until such time as the Notes are converted into the Subject Shares, the Silver Lake Entities and each of their general partners or managing members, as the case may be, are not entitled to any rights as a stockholder of Gartner as to the Subject Shares. As managing members or senior members, as the case may be, of the Silver Lake Entities, each of Messrs. Davidson, Hutchins, Roux and McNamee and Integral Capital Partners SLP, LLC could be deemed to have shared voting or dispositive power over the Subject Shares owned by the Silver Lake Entities. Each of them, however, disclaims beneficial ownership in the Subject Shares, except to the extent of their pecuniary interest in the Silver Lake Entities.

          Except as set forth herein, to the best knowledge of the Silver Lake Entities, without independent verification, no shares of Common Stock are beneficially owned by any of the persons named in Section 2 hereof.

          (c) None of the Silver Lake Entities nor, to the best knowledge of the Silver Lake Entities, without independent verification, any person named in
Section 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to a Securityholders Agreement by and among Gartner and the Silver Lake Entities, dated as of April 17, 2000 and amended and restated as of July 12, 2002 (as amended, the "Securityholders Agreement"), the Silver Lake Entities are the beneficiaries of certain rights with respect to Gartner, including but not limited to, representation on the Board of Directors of Gartner (the "Board") and on committees of the Board, registration rights for the Subject Shares and certain consent rights.

          Except as set forth in Item 3 and this Item 6, to the best knowledge of the Silver Lake Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with

                                                  -----------------------------
                                                   Page     8        of       8
                                                  -----------------------------

respect to any securities of Gartner, including but not limited to, transfer or voting of any of the securities of Gartner, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Gartner.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1         Joint Filing Agreement among each of the Silver Lake Entities.

                                   Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   April 15, 2003

                                   SILVER LAKE PARTNERS, L.P.

                                   By:  Silver Lake Technology Associates,
                                        L.L.C., its general partner


                                   By:  /s/ Glenn Hutchins
                                        _________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director


                                   SILVER LAKE INVESTORS, L.P.

                                   By:  Silver Lake Technology Associates,
                                        L.L.C., its general partner


                                   By:  /s/ Glenn Hutchins
                                        __________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director


                                   SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

                                   By:  Silver Lake Technology
                                        Management, L.L.C., its manager


                                   By:  /s/ Glenn Hutchins
                                        _________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

          By this Agreement, the undersigned agree that this Statement on
Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the Class A Common Stock, par value $.0005 per share, of Gartner, Inc. is being filed on behalf of each of us.

DATED:   April 15, 2003

                                   SILVER LAKE PARTNERS, L.P.

                                   By:  Silver Lake Technology Associates,
                                        L.L.C., its general partner


                                   By:  /s/ Glenn Hutchins
                                        _________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director


                                   SILVER LAKE INVESTORS, L.P.

                                   By:  Silver Lake Technology Associates,
                                        L.L.C., its general partner


                                   By:  /s/ Glenn Hutchins
                                        __________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director


                                   SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

                                   By:  Silver Lake Technology Management,
                                        L.L.C., its manager


                                   By:  /s/ Glenn Hutchins
                                        _________________________
                                        Name:  Glenn Hutchins
                                        Title: Managing Director